Atense Inc.
CYBER DEFENSE

The Home of Anti-Malware DNA



PITCH DECK PRESENTATION

Atense Inc.
CYBER DEFENSE


STOPS MALWARE WITHOUT KNOWING
ANY MALWARE SIGNATURE

OUR VISION

To secure every digital device everywhere.

OUR GOALS

To make the world safer; securing people, businesses and governments.

Atense Inc.
CYBER DEFENSE

AVAILABLE SOLUTIONS

COMPUTER ANTI-MALWARE SOFTWARE

Only effective after the malware's signature is known

FIREWALL SOFTWARE AND HARDWARE

Only effective if no vulnerability is present

MACHINE LEARNING

Only effective if the machine learning software knew all behaviors of a computer network - but it doesn't!


HACKED

Even with all available solutions, Computers get hacked!

Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION

- Anti-malware DNA™ is the only solution which stops all computer malware without knowing any malware's signature

- Is a complete shield for a computer, letting authorized software function without hindrance and stopping all computer malware

- Is the first and only computer vaccine!



With Atense's solution, computers are protected!

Atense Inc.
CYBER DEFENSE

PROBLEM

- All current solutions have it in common that malware can be installed and executed on a computer
- The same way a computer executes an application program it also executes malware
- A computer cannot distinguish between a software and a malware


INSTALLATION
RUNTIME
APP
MALWARE

Application and Malware Get Installed	Application and Malware Get Executed

Atense Inc.
CYBER DEFENSE

PROBLEM

- All current solutions have it in common that malware can be installed and executed on a computer
- The same way a computer executes an application program it also executes malware
- A computer cannot distinguish between a software and a malware


INSTALLATION
RUNTIME
APP
MALWARE
Application and Malware Get Installed
Application and Malware Get Executed

Atense Inc.
CYBER DEFENSE

PROBLEM

- All current solutions have it in common that malware can be installed and executed on a computer
- The same way a computer executes an application program it also executes malware
- A computer cannot distinguish between a software and a malware



INSTALLATION
RUNTIME
MALWARE
PROGRAM RUNNING
Application and Malware Get Installed
Application and Malware Get Executed

Atense Inc.
CYBER DEFENSE

PROBLEM

- All current solutions have it in common that malware can be installed and executed on a computer
- The same way a computer executes an application program it also executes malware
- A computer cannot distinguish between a software and a malware



INSTALLATION
RUNTIME
MALWARE ATTACK
Application and Malware Get Installed
Application and Malware Get Executed

Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION: SOFTWARE CERTIFICATION

CERTIFICATION

Software are certified to be malware free

INSTALLATION

The computer, uses Atense's hardware and software combination, coverts the software to it's DNA and installs only the software's DNA on the computer

RUNTIME OF SOFTWARE

The computer, using Atense's hardware and software combination, removes the installed software's DNA pulling out only the clean software and runs the clean software on the computer



INSTALLATION
RUNTIME
APP
APP

Software is Converted Into it's DNA and Installed

DNA is Reverted to Software and Executed

Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION: SOFTWARE CERTIFICATION

CERTIFICATION

Software are certified to be malware free

INSTALLATION

The computer, uses Atense's hardware and software combination, coverts the software to it's DNA and installs only the software's DNA on the computer

RUNTIME OF SOFTWARE

The computer, using Atense's hardware and software combination, removes the installed software's DNA pulling out only the clean software and runs the clean software on the computer


INSTALLATION
RUNTIME
APP
Software is Converted Into it's DNA and Installed
DNA is Reverted to Software and Executed

Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION: SOFTWARE CERTIFICATION

CERTIFICATION

Software are certified to be malware free

INSTALLATION

The computer, uses Atense's hardware and software combination, coverts the software to it's DNA and installs only the software's DNA on the computer

RUNTIME OF SOFTWARE

The computer, using Atense's hardware and software combination, removes the installed software's DNA pulling out only the clean software and runs the clean software on the computer



INSTALLATION
RUNTIME
PROGRAM RUNNING
Software is Converted Into it's DNA and Installed
DNA is Reverted to Software and Executed

Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION: MALWARE DISABLING

DISABLING

Malware are identified and disabled before they're able to run in the computer

INSTALLATION

When downloaded, the malware is saved as a clean malware program

RUNTIME

The malware is converted into it's DNA, quarantined and then it is not able to run on the computer



INSTALLATION
RUNTIME
MALWARE
MALWARE

Malware Get Installed in Its Original Form	Malware is Converted Into DNA and Quarantined

Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION: MALWARE DISABLING

DISABLING

Malware are identified and disabled before they're able to run in the computer

INSTALLATION

When downloaded, the malware is saved as a clean malware program

RUNTIME

The malware is converted into it's DNA, quarantined and then it is not able to run on the computer


INSTALLATION
RUNTIME
MALWARE
MALWARE
Malware Get Installed in Its Original Form
Malware is Converted Into DNA and Quarantined

Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION: MALWARE DISABLING

DISABLING

Malware are identified and disabled before they're able to run in the computer

INSTALLATION

When downloaded, the malware is saved as a clean malware program

RUNTIME

The malware is converted into it's DNA, quarantined and then it is not able to run on the computer



INSTALLATION
RUNTIME
MALWARE
Malware Get Installed in Its Original Form
Malware is Converted Into DNA and Quarantined

Atense Inc.
CYBER DEFENSE

ATENSE'S SOLUTION: DASHBOARD

IDENTIFYING CYBER ATTACK

If a cyber attack happens, the dashboard displays, with precision, which computer and where in the computer the quarantined malware is stored

FIXING VULNERABILITY

Atense's anti-malware DNA™ and dashboard combination identify threats as they happen, stop infiltration and immediately fix the vulnerability



Dashboard Monitors Network Activities

Atense Inc.
CYBER DEFENSE

STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY

Done	Anti-Malware DNA Hardware
	Anti-Malware DNA Software
	Anti-Malware DNA Dashboard
	Software Certification
	Other Anti-Malware DNA Software Enhancements



Atense Inc.
CYBER DEFENSE

STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY

✔ Done	Anti-Malware DNA Hardware
✔ Done	Anti-Malware DNA Software
	Anti-Malware DNA Dashboard
	Software Certification
	Other Anti-Malware DNA Software Enhancements

```
End Function
<Authorize>
0 references | 0 requests | 0 exceptions
Public Function GetUserData(ByVal id As Integer) As ActionResult
    Dim result = (From AtsenseData In dbContext.AtsenseData Where AtsenseData.Id = id)
    Return result
End Function


0 references | 0 requests | 0 exceptions
Function About() As ActionResult
    ViewData("Message") = "Your application description page."

    Return View()
End Function

0 references | 0 requests | 0 exceptions
Function Contact() As ActionResult
    ViewData("Message") = "Your contact page."

    Return View()
```

Atense Inc.
CYBER DEFENSE

STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY

✔ Done	Anti-Malware DNA Hardware
✔ Done	Anti-Malware DNA Software
✔ Done	Anti-Malware DNA Dashboard
	Software Certification
	Other Anti-Malware DNA Software Enhancements


ATENSE DASHBOARD
John
John
View DashBoard
Delete Errors
Data Table
Atense-ComputerID
Atense-ErrorCode
Atense-Error
Atense-Error Date
dgnhg ghng ghng 4/4/2019 10:49:45 AM
dgfhbdgf gfbhgf gfbhngf 4/4/2019 10:49:45 AM
UserId_07 hn dhnghf 4/4/2019 10:49:45 AM
UserId_06 ComputerId_06 FolderLocation_06 4/4/2019 10:49:45 AM
UserId_05 ComputerId_05 FolderLocation_05 4/4/2019 10:49:45 AM
UserId_03 ComputerId_04 FolderLocation_04 4/4/2019 10:49:45 AM
UserId_02 ComputerId_02 FolderLocation_02 4/4/2019 10:49:45 AM
UserId_01 ComputerId_01 FolderLocation_01 4/4/2019 10:49:45 AM
dgnhg ghng ghng 4/4/2019 10:49:44 AM
dgfhbdgf gfbhgf gfbhngf 4/4/2019 10:49:44 AM
UserId_07 hn dhnghf 4/4/2019 10:49:44 AM
UserId_06 ComputerId_06 FolderLocation_06 4/4/2019 10:49:44 AM
Activate Windows

Atense Inc.
CYBER DEFENSE

STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY

Done	Anti-Malware DNA Hardware
Done	Anti-Malware DNA Software
Done	Anti-Malware DNA Dashboard
To Be Implemented	Software Certification
	Other Anti-Malware DNA Software Enhancements



Atense Inc.
CYBER DEFENSE

STAGES OF DEVELOPMENT

ATENSE ANTI-MALWARE DNA TECHNOLOGY CAN BE IMPLEMENTED AS A COMBINATION OF HARDWARE AND SOFTWARE OR SOFTWARE ONLY

Done	Anti-Malware DNA Hardware
Done	Anti-Malware DNA Software
Done	Anti-Malware DNA Dashboard
To Be Implemented	Software Certification
Under Development	Other Anti-Malware DNA Software Enhancements



INSTALLATION
RUNTIME
PROGRAM RUNNING

Atense Inc.
CYBER DEFENSE

CYBER SECURITY MARKET OPPORTUNITY

THREATS

- Phishing
- Code Injection
- Trojan Horses
- Botnet
- Keyboard Loggers
- Data Theft
- Data Ransoming

- Industry grosses over $13 billion
- Cybersecurity is #1 concern for bank CEOs
- Most security software is reactive
- Public awareness growing
- Trump Cybersecurity Executive Order

INDUSTRY ANALYSIS

Market Concentration

- Top 3 players - 36% market share
- 3700 firms - remaining 64%

Low barriers to entry


Check Point
McAfee
Symantec
36%
64%
Others

Atense Inc.
CYBER DEFENSE

COMPETITION

THEY HAVE IN COMMON

REACTIVE SOLUTION

React to already known cyber security flaws

ATENSE

PROACTIVE SOLUTION

Stops a cyber attack without knowing any cyber security flaw

Symantec	$3.1 billion
McAfee	$2.1 billion
Check point Software Technologies	$468 million

Atense Inc.
CYBER DEFENSE

SECURITY SOFTWARE MARKET SEGMENT

US GOVERNMENT = 7.4%

$15 billion has been proposed for cyber security spending for the budget of 2019, representing a 4.1% increase from 2019

US BUSINESS = 71.6%

BANKING AND FINANCE

Range from $22 million to $34.1 billion in annual sales

RETAILERS

Range from $125 million to $19 billion in annual revenue

HEALTH CARE

Range in size $45 million to $34 billion in annual revenue


ATENSE TARGET MARKET
7.4%
21%
71.6%
Business
Consumers
Government

Atense Inc.
CYBER DEFENSE

MARKETING STRATEGIES

- **Demonstrate** — Demonstrate Atense's Computer Vaccine Superiority
- **Identify** — Identify Primary Target Markets and Prospects
- **Create** — Create Market Awareness
- **Implement** — Implement Marketing and Sales Campaigns

INDEPENDENT TESTING

GOVERNMENT TESTING

CYBERSECURITY INDUSTRY ORGANIZATIONS

COLLEGES AND UNIVERSITIES

Atense Inc.
CYBER DEFENSE

MARKETING STRATEGIES

Demonstrate	Demonstrate Atense's Computer Vaccine Superiority
Identify	Identify Primary Target Markets and Prospects
Create	Create Market Awareness
Implement	Implement Marketing and Sales Campaigns

HEALTHCARE

RETAILERS

FINANCIAL SERVICES

GOVERNMENT AND MILITARY

Atense Inc.
CYBER DEFENSE

MARKETING STRATEGIES

Demonstrate — Demonstrate Atense's Computer Vaccine Superiority

Identify — Identify Primary Target Markets and Prospects

Create — Create Market Awareness

Implement — Implement Marketing and Sales Campaigns



Publishing Papers,
Articles,
Press Release
Conferences
Blogs
Industry
Associations

Atense Inc.
CYBER DEFENSE

MARKETING STRATEGIES

Demonstrate	Demonstrate Atense's Computer Vaccine Superiority
Identify	Identify Primary Target Markets and Prospects
Create	Create Market Awareness
Implement	Implement Marketing and Sales Campaigns

- Marketing Team
- Captive Sales Force
- Strategic Partnerships

Atense Inc.
CYBER DEFENSE

ATENSE'S TEAM: JOHN ALMEIDA - FOUNDER AND CEO



- Over 20 years experience as software architect and software engineer
- Digital electronic engineer
- Founded and managed UnoWeb - over $2 million in licensing revenues
- New venture experience
- 16 US patents for UnoWeb
- Architected, engineered, and developed the UnoWeb.com and UnoWebDemo.com e-commerce and social online platforms
- Has 6 US patents for Atense's anti-malware DNA technology and more US patents are underway
- Has 2 patents for Atense's anti-malware DNA technology filed in Europe, China and India

Atense Inc.
CYBER DEFENSE

ATENSE'S TEAM: ROHIT MAGDUM - CTO



- Over 10 years experience as software architect and software engineer
- Co-founded VoidStarIndia Solutions LLP a software development firm in Pune India
- Has managed software development for global clients
- Expert in kernel development for Windows and Linux
- Managed development team in the areas of: machine learning, cyber security and network security
- Developed IoT driver for Dell
- Knowledgeable in cloud computing
- Project leader for the development of Atense Computer Vaccine interfacing Windows with Atense's software and hardware

Atense Inc.
CYBER DEFENSE

ATENSE'S TEAM: WILLIAM ARCHIBALD - CPO



- Mr. Archibald began his career in the 90's as an embedded chip designer at Nippon Motorola, Ltd. with Sony, Canon, and Matsushita as clients
- He was founder and CTO of GlobeSet, which raised over $90M in equity financing, and developed payment systems used in over five-dozen financial institutions in over 20 countries
- As CTO, he strategized, developed, executed and managed go-to-market plan generating revenue and customer traction necessary to raise significant equity capital for GlobeSet
- He has over 20 year of experience as founder, CTO, Chief Knowledge Officer, Intellectual Property management, trend analyst and technology strategist
- His skills include patent portfolio development and developing product development designs and plans, business plans, business models, and marketing strategies in partnership with early stage teams
- His start-up and corporate experience include work in software organizations in the consumer embedded systems, communication systems, computer graphics, cryptographic security, and financial systems spaces
- His developmental experience includes semiconductor, real-time event driven, security, enterprise software and financial systems with over two dozen patents worldwide

Atense Inc.
CYBER DEFENSE

ATENSE'S TEAM: RICK O'HARA - ADVISOR AND ACTING COO



- Mr. O'Hara has over thirty years of experience in management, business and strategic planning, financial modeling, and launching new ventures. He prepared the investor package for a cyber security firm with a technology to protect IoT networks
- Rick served as CFO for MVC Environmental, Deep River Group, Carter Wind Energy, Paramount Digital Entertainment, Carter Aviation Technologies, and Trinity Thermal Systems.
- While interim CFO at Inland Environmental & Remediation, he participated in a $15 million mezzanine raise.
- As CFO at Trinity Thermal Systems, he helped raise $1 million in funding for their thermal energy storage technology.
- As CFO at Carter Wind Energy, he developed engineering models to calculate power density curves for multi-megawatt wind turbines. With the CEO, he developed grant proposals to develop next generation multi-megawatt wind turbines for NREL and the SBIR.
- As CFO at Carter Aviation Technologies, he raised $1 million in equity funding and created a$15 million proposal for DARPA.
- While Director of Business Planning at The Becker Group of Companies, he oversaw business development and finance for four technology startups.
- As Marketing Manager at Teledyne Analytical Instruments, he managed the launch of four new product lines.

Atense Inc.
CYBER DEFENSE

ATENSE'S TEAM: MARCUS CLAPMAN - BUSINESS DEVELOPMENT



- Mr. Clapman has 25 years of experience in business development
- His career started in 2006 when he founded Watermatic which later became a subsidiary of Quantum National Holdings LLC
- At Excel Business Solution, Mr. Clapman served as the Director of Business Development direct contributing to $3.5 Billion in annual transactional volume
- He was a Director of Business Development for Tribul Merchant Services Payment
- As Business Development for Business Payment System, he pioneered a retail merchant payment space for Credit Card Processing companies
- As VP Business Development at Outside Ventures, he oversaw a portfolio of Merchant Service related companies in the Merchants Point Of Sales System space
- As VP Business Development at 2nd Source Funding, the company became the fastest growing Merchant Cash Advance originator in America placing 500M over 12,000 small merchants

Atense Inc.
CYBER DEFENSE

THE END

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